March 21, 2014

Securities and Exchange Commission
Washington, D.C. 20549
United States.

Attn: John Cash

Dear Sirs,

RE:	Renewable Fuel Corp Form 10-K for the Year Ended September, 2013 Filed February 4, 2014 File No. 0-53732

Refer to your comments dated February 24, 2014, we would like to response & clarify on your comments as follow.

1. Description of Business (Page 4), Regulation (Page 9)

In our future filings, we will update our disclosure to discuss the most recent developments impacting the industries we compete in. Our future disclosure would have looked like Renewable Energy Group, Inc. (REGI) –Nasdaq GS as an example and it would be updated with information from Platts newsletter. http://yahoo.brand.edgar-online.com/displayfilinginfo.aspx?FilingID=9823000-910-518791&type=sect&dcn=0001445305-14-000784

2. Results of Operations (Page 25 and 27)

The revenue in fiscal year 2012 was generated from employees provided consulting to other biofuels companies and in prior years we have sold minor quantities of glycerine. The company is not in the business of providing consulting services.The plant is not operating and has not commenced operations. Therefore, we are still a development stage company.

3. Terms Loans in Default (Page 28)

In our future filings, we will name the bank. The bank name is Bank Pembangunan Malaysia Berhad.

4. Executive Compensation (Page 36 and 37)

In our future filings, we will include a footnote disclosing all assumptions made in valuing Mr. Van Vliet’s stock and option awards. Our future disclosure would have looked like by refer to Instruction #1 to Instructions to 402(n)(2)(v) and 402(n)(vi) in Item 402(n) of Regulation S-K.

5. Exhibits (Page 40)

We will file the following as exhibits in our next Exchange Act report:

•	Mr. Van Vliet’s employment contract;

•	the October 2007 facilities agreement; and

•	the lease agreement for Malaysian plant site.

6. Signature (Page 41)

In our future filing, we will ensure that our controller or principal accounting officer will sign the Form 10-K by refer to General Instruction D to Form 10-K.

We provide the following written statements from the company acknowledging that:

•	our company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	our company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thanks.

Sincerely yours,

RENEWABLE FUEL CORP

/s/ William Van Vliet
William Van Vliet